Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 28, 2015

Relating to Preliminary Prospectus dated October 15, 2014

Registration No. 333-199321

Solar Bonds are debt securities issued by SolarCity. As with any investment, purchasing Solar Bonds involves risk. You must make your own decision about whether and how much to invest in Solar Bonds. SolarCity cannot make any investment recommendations or otherwise provide any investment advice. Solar Bonds are not FDIC-insured. Your earnings and principal are not guaranteed.

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov/Archives/edgar/data/1408356/000119312514371976/0001193125-14-371976-index.htm . Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on this website.

Why solar is quietly – and quickly – taking over the energy industry

By Christy Karras

January 28, 2015

While the world was busy worrying about the cost of oil and uncertainty in the Middle East, solar power quietly came into its own.

New technology and lower costs are making solar an increasingly dominant force, one whose momentum has accelerated in recent years.

From now through 2016, use of solar power is projected to increase faster than any other source of energy, both renewable and non-renewable, according to the U.S. Energy Information Administration. (http://www.eia.gov/forecasts/steo/report/renew_co2.cfm)

In 2014, more than a third of all new electric capacity was solar, according to the Solar Energy Industries Association. At that rate, a new panel is installed approximately every three minutes; the one-millionth solar panel will likely be installed this year. (http://www.seia.org/research-resources/solar-industry-data)

This is good news for the U.S. solar industry, which is expanding and adding jobs at a blistering pace (http://blog.solarcity.com/the-national-solar-jobs-census). It’s also good news for investors, who are taking advantage of new opportunities like SolarCity’s Solar Bonds to participate in that growth. (http://blog.solarcity.com/why-solarcity-is-selling-solar-bonds)

More technology, less cost

Why the solar boom? It’s not because solar is cleaner or more renewable than fossil-fuel energy sources—although it is. What’s driving the growth of solar today is sheer economics. Solar is rising because it’s becoming cheaper for both energy companies and customers.

What once was a philosophical decision has become, for many, a financial one.

The cost to install solar has dropped significantly during the past few years, and it continues falling. The International Energy Agency estimates that solar could make up half of all energy sources by 2050. (http://uk.reuters.com/article/2014/09/29/us-solar-iea-electricity-idUKKCN0HO11K20140929)

In a recent report, Deutsche Bank estimated that the cost of solar panels will continue to fall by as much as 40 percent over the next four to five years. (https://www.db.com/cr/en/concrete-deutsche-banks-2015-solar-outlook.htm) The more solar panels are installed, the more prices drop.

And the more cost drops, the more economical solar becomes compared to other energy sources.

“The reason solar-power generation will increasingly dominate: it’s a technology, not a fuel,” a recent Bloomberg article projected. “As such, efficiency increases and prices fall as time goes on.” (http://www.bloomberg.com/news/2014-10-29/while-you-were-getting-worked-up-over-oil-prices-this-just-happened-to-solar.html)

Despite a recent decrease in oil prices, Deutsche Bank predicts solar power will cost the same or less than conventional sources in 80 percent of the world’s markets by 2017. “Bottom line is that oil prices do not have a material impact on solar demand,” analyst Vishal Shah wrote in the bank’s analysis. (http://cleantechnica.com/2015/01/14/deutsche-bank-predicts-solar-grid-parity-80-global-market-2017/)

And while renewable energy sources have benefitted from government subsidies (as have fossil fuels), “recent analyses show that even without those subsidies, alternative energies can often compete with traditional sources,” the New York Times wrote. (http://www.nytimes.com/2014/11/24/business/energy-environment/solar-and-wind-energy-start-to-win-on-price-vs-conventional-fuels.html?_r=0)

At home with solar

Most of solar’s growth has come from residential installations, as more and more homeowners are taking advantage of solar’s lower costs to cut their energy bills. In the third quarter of 2014, residential solar installations increased by 58 percent over the year before, according to the Solar Energy Industries Association. (http://www.seia.org/research-resources/solar-industry-data)

SolarCity, America’s largest solar installer, offers to install solar panels on homes with little to no upfront cost to homeowners. In return, customers sign up for long-term agreements with monthly payments at rates less than what their local utilities charge for electricity. (http://www.solarcity.com/)

“We knew that if we wanted to bring solar to homes and businesses across the U.S., we needed to save customers money, not cost them money,” said Tim Newell, SolarCity’s vice president of financial products.

In addition, SolarCity recently began offering Solar Bonds directly to investors. The interest payments on the bonds come from SolarCity and the solar payments made by thousands of SolarCity’s customers around the country. (https://solarbonds.solarcity.com/)

“Installing solar systems enables our customers to save money with solar. Now, with Solar Bonds, we are allowing investors to earn money from solar as well,” Newell said. “Starting with as little as $1,000, investors can earn up to 4% investing online through our website, with no investment fees.”

Solar everywhere

Businesses are also seeing the benefits of solar.

Some of America’s largest companies have started installing solar panels, not only because they want to go green but because it will save them money. Even professional sports are going solar, with the Indianapolis Motor Speedway, home of the Indy 500, recently installing 39,312 solar modules. (http://ecowatch.com/2014/07/23/pro-sports-teams-go-solar/)

Military installations are seeing the benefits, too: one of SolarCity’s initiatives, the SolarStrong project, places solar panels on military bases in the U.S. Its most recent announcement: it’s placing solar on nearly 6,000 Navy and Marine Corps housing units across San Diego County, California. (http://www.solarcity.com/newsroom/press/navy-teams-lincoln-military-housing-and-solarcity-install-20-megawatts-clean) “As the military continues its effort to move away from fossil fuels and towards renewable sources, solar will be a key part of the arsenal,” said U.S. Congressman Scott Peters, whose district includes San Diego.

**

Want to know more about Solar Bonds? Go to our website for complete information. (https://solarbonds.solarcity.com/why-solar-bonds/)

SolarCity has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for offerings to which information on this web site relates. Before you invest, you should read the prospectus in that registration statement and other documents SolarCity has filed with the SEC for more complete information about SolarCity and the offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain the prospectus relating to the Solar Bonds, and the pricing supplement relating to a particular series of Solar Bonds, on the website.